Exhibit 99.1

eHi Car Services Enters into RMB1.5 Billion Financing Cooperation Framework Agreement with China Development Bank

SHANGHAI, July 20, 2015 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced that it entered into a five-year framework agreement (the “Agreement”) with China Development Bank Shanghai Branch that will include various financing products for an aggregate amount of RMB1.5 billion.

The Agreement also allows eHi and China Development Bank Shanghai Branch to establish an innovative strategic cooperation in various areas, including vehicle fixed-asset investment.

“We are delighted to have the support of China Development Bank Shanghai Branch,” said Ray Zhang, eHi’s chairman and chief executive officer. “This Agreement will create further economies of scale by enabling the expansion of our network and fleet, while also fulfilling our future business development needs.”

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

In the United States:

The Piacente Group, Inc.

Mr. Glenn Garmont

Tel: +1-212-481-2050

E-mail: ehi@tpg-ir.com